UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of JULY, 2005.

                        Commission File Number: 0-30464


                              IMA EXPLORATION INC.
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                 (Translation of registrant's name into English)


  #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           IMA EXPLORATION INC.
                                           -------------------------------------

Date:   JULY 5, 2005                       /s/ Joseph Grosso
     ------------------------------        -------------------------------------
                                           Joseph Grosso,
                                           President & CEO


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                                BC FORM 51-102F3

                             MATERIAL CHANGE REPORT


1.       NAME AND ADDRESS OF COMPANY

         IMA Exploration Inc. (the "Issuer")
         #709 - 837 West Hastings Street
         Vancouver, BC
         V6C 3N6
         Phone:  (604) 687-1828

2.       DATE OF MATERIAL CHANGE

         July 5, 2005

3.       PRESS RELEASE

         The press release was released on July 5, 2005 through various approved public media and filed with the TSX Venture Exchange and the British Columbia, Ontario, Alberta and Quebec Securities Commissions.

4.       SUMMARY OF MATERIAL CHANGE(S)

         See attached press release for details.

5.       FULL DESCRIPTION OF MATERIAL CHANGE

         See attached press release for details.

6.       RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

         Not Applicable

7.       OMITTED INFORMATION

         Not Applicable

8.       EXECUTIVE OFFICER

         Joseph Grosso
         Phone: (604) 687-1828

9.       DATE OF REPORT

         July 5, 2005.



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                              IMA EXPLORATION INC.
                            (A Grosso Group Company)
                      Suite 709 - 837 West Hastings Street,
                            Terminal City Club Tower,
                             Vancouver, B.C. V6C 3N6
           Tel: 604-687-1828 Fax: 604-687-1858 Toll Free: 800-901-0058
        Internet: www.imaexploration.com E-mail: info@imaexploration.com

               TSX Venture Exchange: IMR  OTC Bulletin Board: IMXPF
                 Frankfurt & Berlin Exchanges: IMT (WKN 884971)

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                           NEWS RELEASE - JULY 5, 2005

    IMA TO BEGIN TRADING ON THE AMERICAN STOCK EXCHANGE WITH THE SYMBOL "IMR"

IMA EXPLORATION INC. (IMR - AMEX & TSX.V) is pleased to announce that the common shares of the Company have been listed on the American Stock Exchange under the symbol "IMR" and will begin trading on Wednesday July 6th, 2005. "We are very honored to be listed on the American Stock Exchange. IMA's association with AMEX and the proud tradition they represent is a great step forward for all of our shareholders", said Joseph Grosso, President & C.E.O.

IMA Exploration is a publicly traded company that is focused on the exploration and development of the Navidad Silver-Lead Project in northern Patagonia, Argentina. In 2003 the Company announced the discovery of its 100% owned Navidad project in Patagonia, Argentina, and to date has outlined an INDICATED RESOURCE OF 300.7 MILLION OUNCES OF SILVER AND 1.2 MILLION TONNES OF LEAD (92.8 million tonnes at 101 g/t silver and 1.36 % lead using a 50 g/t silver equivalent cut-off, see news release dated June 16, 2005), making it one of the world's largest silver deposits.

The Company is currently completing a Phase III drill program on the project to expand the size of the silver-lead resource, and a Phase IV drill program is planned for the fall of this year. In addition to the exploration drilling, IMA is currently working towards the development of the project headed by Mr. Augusto Baertl, President & C.E.O. of IMA Latin America. Mr. Baertl was the former President of Compania Minera Antamina, where he directed the exploration, development, construction and start up of the world class Antamina deposit, requiring a capital expenditure of US $2.2 Billion.

IMA has been actively exploring in Argentina for over a decade and has internationally recognized Management and Exploration Teams with outstanding track records and a large and diverse network of contacts that management believes can quickly identify new opportunities for socially and environmentally responsible exploration and development.

The specialist in IMA Exploration Inc. for the AMEX listing will be J. Streicher & Co. For more information on IMA visit http://www.imaexploration.com or call the Company directly at 1-800-901-0058 or 604-687-1828.

This approval is contingent upon the Company being in compliance with all applicable listing standards on the date IMA begins trading on the Exchange, and may be rescinded if the Company is not in compliance with such standards.

ON BEHALF OF THE BOARD

/s/ Joseph Grosso
__________________________________
Mr. Joseph Grosso, President & CEO

For further information please contact Joseph Grosso, President & CEO, or Sean Hurd, VP Investor Relations, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email info@imaexploration.com, or visit the Company's web site at http://www.imaexploration.com.
The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. CAUTIONARY NOTES TO US INVESTORS:
This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. This news release uses the term "indicated resources". We advise U.S. investors that although the term "indicated resources" is recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for
Mineral Projects), the U.S. Securities and Exchange Commission does not recognize the term "indicated resources". U.S. investors are cautioned not to assume that any part or all of the mineral deposits classified as "indicated resources" will ever be converted into "reserves" within the definition of that term in SEC Industry Guide 7. U.S. investors are cautioned not to assume that part or all of an indicated resource exists, or is economically or legally mineable.
                                                                  2005 NUMBER 14

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